SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 11th Issuance of Debentures – AXIA Energia Rio de Janeiro, July 17, 2026, AXIA Energia S.A. ("Company" or "AXIA Energia") hereby announces that, on this date, its Board of Directors approved the Company's 11th issuance of simple, unsecured, non-convertible debentures, to be issued in a single series, in the aggregate principal amount of R$500 million. The debentures qualify for the tax incentives provided under Law No. 12,431/2011 and will be offered through a public offering conducted under the automatic registration procedure. The offering will be directed exclu-sively to professional investors, in accordance with the terms and conditions set forth below: AXIA Energia 11th debentures Series Single Series Issuance Amount R$ 500 million Security Unsecured Type of Issuance Tax-incentivized debentures under Law No. 12,431/2011 Interest Payments Semiannual, with no grace period Amortization Annual installments beginning in the 8th year, on July 15, 2034, July 15, 2035, and July 15, 2036 Yield (to be determined pursu-ant to the Bookbuilding Procedure) (i) NTN-B 2035 + 0.20% per annum; and (ii) IPCA + 7.80% per annum. Total Term and Maturity Date 10 years (July 15, 2036) THE OFFERING HAS NOT YET BEEN REGISTERED WITH THE BRAZILIAN SECURITIES AND EX-CHANGE COMMISSION (CVM). THIS NOTICE TO THE MARKET IS BEING ISSUED SOLELY TO DIS-CLOSE ITS APPROVAL BY THE BOARD OF DIRECTORS OF AXIA ENERGIA. This Material Fact does not constitute an offer, invitation, or solicitation to subscribe for the debentures, nor shall any information contained herein constitute the basis of any contract or commitment. Additional information regarding AXIA Energia's debentures is available on the websites of the Brazilian Se-curities and Exchange Commission (CVM) (www.gov.br/cvm) and the Company (https://ri.axia.com.br/). Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.